manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

January 18, 2024	Client-Matter: 63454-030

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A

Post Qualification Amendment No. 4
Filed: January 9, 2024
File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 12, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 9, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.             We re-issue prior comment one. Based upon the table you provided we continue to believe the additional $19,997,330 in LROs, brings the total aggregate offering amount for the last twelve months beyond the $75 million offering cap under Rule 251(a)(2) of Regulation A. Please revise or advise us how you believe you comply with the aggregate offering price cap in Rule 251(a)(2).

Response:

The Company acknowledges the comment. The amount offered and sold during the prior 12 months amounted to $32,974,720. Rule 251(a)(2) states that “[Tier 2 offerings shall be exempt] in which the sum of the aggregate offering price and aggregate sales does not exceed $75,000,000, including not more than $22,500,000 offered by all selling securityholders that are affiliates of the issuer.” Though the Company has qualified greater than the sold amount pursuant to previous post-qualification amendments of the Company’s offering statement, the amount offered and sold totaled $32,974,720. Rule 251(a)(2) states “aggregate offering price and aggregate sales” (emphasis added) when referring to the statutory maximum under the exemption. For a sale to count against the cap, it must be sold, not merely qualified or offered. Interestingly, the secondary cap does state “offered” without the word “sold,” which we interpret to mean maximum amount offered, although the possibility that “offered” was intended to be interpreted as “offered and sold” is not free from doubt. The words offered and sold is presumably intentional, and both an offering and a sale must occur for the sale to count against the aggregate offering cap.[1] Had the Commission intended the offering alone to count against the cap, the words “and sold” would not be present in the rule. The cap has not been exceeded in this case, and thus the offering is not barred.

1 The Commission’s Compliance Guide to Regulation A states specifically, “Understanding the scope of the exemption is important because not all issuers are eligible to conduct offerings pursuant to Regulation A. Additionally, there are limitations on the types of securities that may be sold and on the amount of securities that may be sold by the issuer and selling securityholders, as well as other issues that may affect the issuer’s offering process pursuant to the exemption.” (emphasis added). See https://www.sec.gov/info/smallbus/secg/regulation-a-amendments-secg. In addition, Form 1-K requires reporting items such as “Amount of Securities Qualified to be sold in the offering:” and “Amount of Securities sold in the offering:” in order to report compliance with the offering and sale cap. See https://www.sec.gov/files/form1-k.pdf. We also note other contexts where the same language is used in amount-specific offering exemptions. For example, Rule 504 is entitled “Exemption for limited offerings and sales of securities not exceeding $10,000,000.” Regulation CF permits issuers “to raise a maximum aggregate amount of $5 million in a 12-month period.” Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets. https://www.sec.gov/corpfin/facilitating-capital-formation-secg.

2.             In addition, we note the statement added to the offering circular cover page that "[w]e do not offer for sale every LRO that may be qualified for sale." Please clarify how you comply with Rule 251(d)(3)(i)(F) of Regulation A, which requires that the offering will be commenced within two calendar days after the qualification date, and will be made on a continuous basis.

Response:

The Company acknowledges the Comment and has removed the statement and adjusted the table to reflect that all LROs that are qualified are offered within the timeframe required by Rule 251. Rule 251(d)(3(i)(F) states that “continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:… (F) Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold...”

It is important to understand that not all LROs offered are sold. Once an LRO offering is qualified, it is commenced within two calendar days. Some offerings sell out quickly, while others take longer or do not sell out at all because of limited investor demand. When this happens, the Company and the borrower strategize over ways to bridge the funding gap. The Company is nonetheless in compliance with Rule 251(d)(3)(i)(F) since the offering of the LROs commences within two calendar days, is made on a continuous basis, and at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. Because of natural project timing in the real estate construction and renovation industry, the Company keeps undersubscribed LROs open until they are sold or the funding is no longer required. All LROs that are qualified are reasonably expected to be offered and sold within two years, but the timetable and investor reception of a particular project could make it impossible to sell all LROs in a given project. Since the offering is continuous, subscriptions are made on a rolling basis and loan proceeds are distributed to the borrower according to a milestone funding timetable established for the project.

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.

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